UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING FOR FORM 20-F FOR PERIOD ENDED MARCH 31, 2003

PART I: REGISTRANT INFORMATION

Waterford Wedgwood plc	Waterford Wedgwood U.K. plc

(Full name of registrants)
Kilbarry, Waterford Republic of Ireland	Barlaston, Stoke-on-Trent England ST12 9ES

(Address of registrants' principal executive offices)

PART II: RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III: NARRATIVE

State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period:

Although management of the Registrants have been working diligently to complete all the required information for their annual report on Form 20-F for the fiscal year ended March 31, 2003, and substantially all of such information was completed by September 30, 2003, the Form 20-F could not be completed by the September 30, 2003 deadline for filing, due to other demands on management's time, including ongoing negotiations regarding waivers for covenants under certain of its indebtedness. The Registrants expect to file the Form 20-F later today or as soon as possible thereafter.

PART IV: OTHER INFORMATION

Patrick Dowling +353 (0) 1478 1306

(Name and telephone number of person to contact in regard of this notification)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report been filed?
Yes ☒	No ☐

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
Yes ☒	No ☐

Waterford Wedgwood plc and Waterford Wedgwood U.K. plc have caused this notice to be signed on their behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2003
WATERFORD WEDGWOOD PLC
	By:	/s/ RICHARD A. BARNES Richard A. Barnes Director
WATERFORD WEDGWOOD U.K. PLC
	By:	/s/ RICHARD A. BARNES Richard A. Barnes Director